

SECURITI

16021688

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2015 (MM/DD/YY) **AND ENDING** 6/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JKR & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Highway, Suite 202
(No. and Street)

Laguna Beach, California 92651
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson CPA
(Name - if individual, state last, first, middle name)

18425 Burbank Boulevard, Suite 606, Tarzana, CA 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.K.R. & Company, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On 7-21-2016 before me U. Ted Giesen, Notary Public
(insert name and title of the officer)

personally appeared Kemp Richardson,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

U. TED GIESEN
COMM. # 2092223
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2018
RRS2

Signature [signature] (Seal)

JKR & COMPANY INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

I have audited the accompanying statement of financial condition of J.K.R. & Company Inc. as of June 30, 2016 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of J.K.R. & Company Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.K.R. & Company Inc. as of June 30, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of J.K.R. & Company Inc.'s financial statements. The supplemental information is the responsibility of J.K.R. & Company Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 3, 2016

JKR & COMPANY INC.

Statement of Financial Condition

June 30, 2016

ASSETS

Cash and cash equivalents	$ 11,741
Marketable securities, at fair market value	669,174
Deposits with clearing firm	5,297
Income taxes receivable	5,176
	$691,388

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 2,631
Commissions payable	14,982
Payroll taxes payable	736
Pension fund payable	26,000
Deferred income taxes	49,207
Total liabilities	93,556
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Additional paid-in capital	314,003
Retained earnings	268,829
Total stockholder's equity	597,832
	$691,388

See notes to financial statements.

JKR & COMPANY INC.

Statement of Income

Year Ended June 30, 2016

Revenues	
Commissions	$793,917
Net investment income	40,947
Management fees	72,419
Gain on sale of asset	16,857
Interest	9,643
Other income	4,549
Total revenues	938,332
Expenses	
Commissions and floor brokerage	623,682
Compensation and benefits	150,764
Occupancy	22,980
Travel and entertainment	27,533
Depreciation	5,594
Outside services	52,708
Communications	8,510
Supplies	8,294
Other	15,728
Total expenses	915,793
Income before income tax expense	22,539
Less income tax expense	6,500
Net income	$ 16,039

See notes to financial statements.

JKR & COMPANY INC.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2016

	Common Stock		*Additional Paid-in*	*Retained*	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance, beginning of year	2,000	$15,000	$314,003	$ 252,790	$581,793
Net income	-	-	-	16,039	16,039
Balance, end of year	2,000	$15,000	$314,003	$268,829	$597,832

See notes to financial statements.

JKR & COMPANY INC.

Statement of Cash Flows

Year Ended June 30, 2016

Cash flows from operating activities	
Net income	$ 16,039
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	5,594
Net investment income	(40,947)
Gain on sale of asset	(16,857)
Provision for deferred income taxes	(6,424)
Changes in operating assets and liabilities	
Deposits with clearing firm	14,600
Accounts payable and accrued liabilities	(18,522)
Refundable income taxes	(5,176)
Net cash used in operating activities	(51,693)
Cash flows from investing activities	
Due from stockholder	2,500
Proceeds from sale of asset	19,000
Securities owned	7,012
Net cash provided by investing activities	28,512
Cash flows from financing activities	-
Net decrease in cash and cash equivalents	(23,181)
Cash and cash equivalents	
Beginning of year	34,922
End of year	$ 11,741
Supplemental disclosure of cash flow information	
Interest paid	$ -
Taxes paid	$ 18,100

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. JKR & Company Inc's clearing firm is Pershing, LLC and at June 30, 2016 there was a clearing deposit of $38,330.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2016 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2016.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2016:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Money market funds	$ 81,854	$ -	$ -	$ 81,854
U.S. Treasury securities	38,330			38,330
Equity securities	548,990	-	-	548,990
	$669,174	$ -	$ -	$669,174

US Treasury Securities Cost Basis	$ 29,813
Equity Securities Cost Basis	$ 347,273

3. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2013. The effective income tax rate varies from the statutory federal income tax rate of 15% for the following reasons:

Computed "expected" federal income tax expense	$ 7,663
State income tax, net of federal benefit	2,318
Recognition of deferred taxes and tax rate changes	(3,481)
Income tax expense	$ 6,500

At June 30, 2016, the Company had net deferred tax assets and liabilities as follows:

Unrealized investment income	$ 49,207

4. RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2016, the Company paid rent expense of $18,000 under this agreement.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the trust are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company made contributions of $27,000 for fiscal 2016.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2016 was 0.19 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2016, the Company had net capital of $504,424 which was $404,424 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2016, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through August 03, 2016 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

JKR & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2016

Total stockholder's equity	$597,832
Less non-allowable assets	
Petty cash	(100)
Refundable income taxes	(5,176)
Net capital before charges on security positions	592,556
Less charges on security positions	
Undue concentration	(2,890)
Marketable securities	(85,242)
Net capital	$504,424
Aggregate indebtedness from statement of financial condition	$ 93,556
Ratio of aggregate indebtedness to net capital	0.19
Minimum net capital required	$100,000

Note: The difference of $1,452 between the net capital reported above and the net capital originally reported FOCUS X-17A-5 Part IIA at June 30, 2016 is due to reclassification of non-allowable assets, re-evaluation of marketable securities and calculation of undue concentration.

JKR & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2016; and a reconciliation to that calculation is not included herein.

JKR & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2016

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

J.K.R. & CO. INC.
Broker / Dealer • Investment Counselor

1540 S. COAST HWY., STE. 202
LAGUNA BEACH, CA 92651
Phone (949) 497-4825
(800) 205-8559

August 03, 2016

Assertions Regarding Exemption Provisions

I, as Director of Management of JKR & Company, Inc. ("The Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's Designated Examining Authority (DEA). One of the reports to be included in the annual filing is an Exemption Report prepared by an Independent Public Accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of The Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting July 1, 2015 through June 30, 2016.

JKR & Company, Inc.

By: ______________________
James Kemp Richardson, President

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.K.R. & Company Inc., stated that J.K.R. & Company Inc., met the identified exemption provision throughout the most recent fiscal year without exception. J.K.R. & Company Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 3, 2016